Filed by Bcom3 Group, Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 of the
                                                Securities Exchange Act of 1934

                                             Subject Company: Bcom3 Group, Inc.
                                                   Commission File No.: 0-32649


                            The New Publicis Groupe

[Graphic Omitted]
                                [Logo] Publicis

                                COMMUNICATIONS
                                EXCELLENCE
                                DENTSU               b|com3

                             Publicis Groupe Today

o    #6 global marketing communications group

o    20,000 employees in 102 countries

o    Zenith/Optimedia merged to create #3 media group

o    Announced 41.2% rise in billings in 2001 versus 2000

     - largely fueled by acquisition activity (including Saatchi, Nelson, Zenith)

     -    3.1% organic growth outpaced industry average (-5%)


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


                            The New Publicis Groupe


o    Fourth largest holding company

o    Top three in eight of the world's 10 largest markets

o    World's 2nd largest media group

o    Strong in key growth services (Healthcare, PR, Multicultural)

o    An extraordinary client roster


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

                        Powerful and Diversified Brands


Leo Burnett                      [Logo] Publicis          D'Arcy

       [Logo]
STARCOM MEDIAVEST GROUP          SAATCHI & SAATCHI       Zenithmedia

Fallon | Worldwide                 b b h [Logo]    the kaplan thaler group, ltd
                                                   advertising & entertainment

                     [Logo]             MS&L            ------
                     OPTIMEDIA          ----            burell

                                    FRANKEL. smart brand marketing

                                                             [Logo]
                                                             Pangea
[Logo] Nelson
       Communications Worldwide

                   FCA!BMZ         [Logo] MEDIAS & REGIES EUROPE    [Logo]
                     L'AGENCE                                       MEDIASYSTEM
                     COMMUNICATION
                     INTEGRALE

M GROUP
MEDICUS GROUP INTERNATIONAL         Roland                   TRIANGLE
                                                             ELEMENTAL EBUSINESS

                            A Powerful Global Force

                          2000 Holding Company Review
                          ---------------------------


[Text of Bar Chart]
                         IPG                      $8,135
                         WPP                      $7,971
                         Omnicom                  $6,986
                         Publicis &
                          Bcom3                   $4,695
                         Dentsu                   $3,089
                         Havas                    $2,757
                         Grey                     $1,863
                         Cordiant                 $1,255

                                                          Source:  Ad Age 2000.
                                                     Pro Forma for TNO into IPG

                            Solid Position in Media

              ... Shared dedication to innovation, tools, people

                              2000 Media Billings
                              -------------------

[Text of Bar Chart]

                      IPG                         39,527
                      SMG + Zenith/Optimedia      36,329
                      WPP                         29,565
                      Omnicom                     21,486
                      Grey                        10,725
                      Havas                        8,545


                                                          Source:  Ad Age 2000.
                                                     Pro Forma for TNO into IPG
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


                                Coming Together

o    Publicis agrees to acquire 100% of Bcom3

o Friendly transaction, recommended by the Boards of Publicis, Bcom3 and Dentsu

o    Dentsu increased its investment, gaining 15% stake in the new Publicis


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


                             Additional information

o Publicis and Bcom3 will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). We urge investors to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because these documents will contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, investors may obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs Elysees, 75008 Paris, France. Investors may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601.

     Bcom3 and its directors, executive officers and certain other members of Bcom3 management and employees may be soliciting proxies from Bcom3 shareholders in connection with the merger. Information concerning the directors and executive officers of Bcom3 is set forth in the Annual Report on Form 10-K of Bcom3 for the year ended December 31, 2001, which has been filed with the SEC. Information concerning the participants in the proxy solicitation will also be set forth in the proxy statement/prospectus when it is filed with the SEC.


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